UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-33911

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RENESOLA LTD
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7/F, Block B, Future Land Holdings Tower

No. 5, Lane 388, Zhongjiang Road

Putuo District, Shanghai 200062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

/s/ Xiaoshou Li
By: Xiaoshou Li

Name:	Xianshou Li
Title:	Chief Executive Officer

Date: May 23, 2018

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release